April 12, 2018

VIA EDGAR and E-Mail

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:

Royal Hawaiian Orchards, L.P.
Schedule 13E-3, as amended
Filed on March 19 and March 30, 2018
File No. 5-62439

Preliminary and Definitive Information Statements on Schedule 14C
Filed on March 19 and March 30, 2018
File No. 1-09145

Dear Mr. Hindin:

Set forth below are the responses of Royal Hawaiian Orchards, L.P. (the "Partnership") to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission, which were delivered in your letter dated April 3, 2018 (the "Comment Letter"), regarding the Company's Schedule 13E-3, filed via EDGAR on March 19, 2018, as amended by Amendment No. 1 to Schedule 13E-3, filed via EDGAR on March 30, 2018 (as amended, the “Original Schedule 13E-3”), and the Company’s Preliminary Information Statement on Schedule 14C, filed via EDGAR on March 19, 2018, and the Definitive Information Statement on Schedule 14C, filed via EDGAR on March 30, 2018 (the “Original Information Statement”). Concurrently with the submission of this letter, we have filed, via EDGAR, the following documents:

1.	Amendment No. 2 to Schedule 13E-3 (“Amendment No. 2 to Schedule 13E-3”); and

2.	the Definitive Information Statement (Amendment No. 1), attached as Exhibit (a)(1) to the Amendment No. 2 to Schedule 13E-3 (the “Revised Information Statement”).

Davis Graham & Stubbs LLP	▪ 1550 17th Street, Suite 500	▪ Denver, CO 80202	▪ 303.892.9400	▪ fax 303.893.1379	▪ dgslaw.com

Perry J. Hindin

U.S. Securities and Exchange Commission

April 12, 2018

Courtesy copies of the Amendment No. 2 to Schedule 13E-3 and the Revised Information Statement, marked to show changes against the Original Schedule 13E-3 and the Original Information Statement, respectively, are being provided separately to the Staff via email.

Set forth below are the Staff’s comments from the Comment Letter, followed by responses on behalf of the Partnership. Page number references in the responses below correspond to page numbers in the Amendment No. 2 to Schedule 13E-3 or the Revised Information Statement, as applicable. The Amendment No. 2 to Schedule 13E-3 and the Revised Information Statement each incorporate the changes made in response to the Staff’s comments. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment No. 2 to Schedule 13E-3 and the Revised Information Statement, as applicable. Please note that to the extent any response relates to information concerning the Ebrahimi Holders and the Blank Holders, such response is included in this letter based on information provided to the Partnership by such persons or their representatives.

Schedule 13E-3

1.	We note the following:

●	the Ebrahimi Holders and the Blank Holders currently beneficially own approximately 85% of the issued and outstanding Units;

●	Barry Blank is a director of the Managing Partner;

●

Mr. Ebrahimi is the sole member of Shiraz Capital, which is the sole manager of Crescent River Agriculture LLC, which is the sole shareholder of the Managing Partner of the Partnership, which, as the disclosure on page B-15 notes, effectively gives the Ebrahimis control of the Partnership;

●

the Ebrahimi Holders and the Blank Holders adopted resolutions by majority written consent in lieu of a meeting of limited partners approving amendments to the Partnership Agreement authorizing the general partner to effect the going private transaction;

●

the Ebrahimis have the ability to control or block approvals that may be sought from holders of Units, including mergers, sales of substantial assets and modifications to the Partnership Agreement; and

●

notwithstanding that the Ebrahimis determined to affect a going private transaction as early as March 14, 2018, the Ebrahimis purchased Units in the open market on March 27 and 28, 2018 at prices that are lower than the price per Unit ($2.41) that will be paid in the going-private transaction.

Please advise why the Ebrahimi Holders and the Blank Holders are not affiliates of the Company engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. We may have further comment.

Perry J. Hindin

U.S. Securities and Exchange Commission

April 12, 2018

The Partnership acknowledges that the Ebrahimi Holders and the Blank Holders are affiliates of the Partnership. However, the Partnership respectfully advises the Staff that the Ebrahimi Holders and Blank Holders (other than Mr. Blank in his capacity as a director) did not authorize or determine to effect the going private transaction and, after careful consideration, it continues to believe the Ebrahimi Holders and the Blank Holders are not engaged in the Rule 13e-3 transaction and, therefore, are not required to be filing persons on the Schedule 13E-3.

Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions states that two separate but related issues may be raised with respect to the determination of “filing-person” status in a going private transaction. The first issue is whether the persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1). As noted above, the Partnership acknowledges that the Ebrahimi Holders and the Blank Holders are affiliates. However, being an affiliate alone is not sufficient to require the affiliate to be a filing person. The second issue to be addressed, as noted in Question 201.05, is whether affiliates of the issuer are deemed to be engaged in the going private transaction.

The Partnership is an established entity with substantive operations, is listed on the OTCQX, and is managed by the Managing Partner, which has a board of four directors, two of which are independent. The Board of the Managing Partner by unanimous approval determined whether, when and on what terms it would effect a Reverse Split. The Ebrahimi Holders did not participate in the going private decision. Mr. Blank’s role in the decision was only in his capacity as a director of the Managing Partner. The Board of the Managing Partner is diverse and acts independently of the Ebrahimi Holders. The Ebrahimi Holders have made no changes to the Board since acquiring the Managing Partner. The Board is constituted in such a way that the interests of all limited partners are represented. Bradford Nelson is the only executive officer of the Managing Partner and owns less than 1% of the Units directly. Indirectly, Mr. Nelson has a pecuniary interest in additional Units, but no voting or dispositive control, through his minority ownership interest in Crescent River Agriculture LLC. Mr. Blank is a limited partner who will continue to have an interest after the Reverse Split and will see his beneficial ownership interest increase only slightly (from 7.8% to 8.1%). Mr. Blank’s interest is not a controlling interest. James Hendricks is an independent director who owns a limited number of Units (1,500 Units) and will be cashed out completely following the Reverse Split. Mark Harding is an independent director who owns no Units and will not be impacted at all by the Reverse Split. All directors will be impacted by the loss of director fees when the Partnership is no longer a publicly traded entity.

Perry J. Hindin

U.S. Securities and Exchange Commission

April 12, 2018

The Ebrahimi Holders played no role in initiating, structuring or negotiating the going private transaction. The Ebrahimi Holders were not consulted by, and have not acted together with, the Partnership in connection with the going private transaction, except to provide their approval to amendments to the Partnership Agreement authorizing the Managing Partner to effect pro rata splits and combinations of partnership interests, including reverse splits. The Ebrahimi Holders were not asked to, nor did they, vote on or otherwise authorize the going private transaction.

Similarly, the Blank Holders in their capacity as limited partners were not asked to, nor did they vote on or authorize the going private transaction. Further, their vote was neither sufficient nor necessary to approve the Amendments.

The Partnership plans to conduct the Reverse Split for the reasons discussed in the Revised Information Statement, which are solely related to reducing costs. Each year the Partnership spends approximately $90 per limited partner to prepare and distribute a Schedule K-1. A number of unaffiliated limited partners hold less than 10 Units, which would equate to a current value of less than $25. If a limited partner with such small holdings wants to sell its Units, the brokerage fees and the limited trading volume of the Units would make a sale difficult. The Board views the Reverse Split as a win/win – the Partnership would no longer need to pay annual tax preparation fees that exceed the value of the Units, and the unaffiliated limited partner is able to liquidate its Units without paying brokerage fees that would make such a sale uneconomical. We expect that the Reverse Split will provide a number limited partners with the liquidity that they have wanted.

Finally, no material information would be conveyed to unaffiliated limited partners if either the Ebrahimi Holders or the Blank Holders were deemed to be a filing person. Schedule 13E-3 requires disclosure of, among other things, the purpose of the filing person engaging in the transaction, the filing person's view as to procedural and substantive fairness of the transaction, and opinions and reports received by the filing persons and related to the transaction. As discussed above, the Ebrahimi Holders played no role in, and did not evaluate, the transaction, and, therefore, including the Ebrahimi Holders as filing persons would not provide any information that would be material to the unaffiliated limited partners of the Partnership in connection with their evaluation of the transaction. Mr. Blank’s role with respect to the going private transaction was in his capacity as a member of the Board of the Managing Partner, and the Revised Information Statement provides extensive disclosures of the factors considered by the Board when considering and unanimously approving the Reverse Split, the Board’s view as to procedural and substantive fairness of the transaction and the opinions and reports received by the Board and related to the transaction.

2.

Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comment. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

Perry J. Hindin

U.S. Securities and Exchange Commission

April 12, 2018

The Partnership acknowledges that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. As discussed in response to Comment No. 1, the Partnership believes the only filing person is the Partnership. The Partnership has complied with the filing, disclosure and signature requirements, and will comply with the dissemination requirements, of Schedule 13E-3.

3.

Exchange Act Rule 13e-3(a)(3) defines a going private transaction as “any transaction or series of transactions … which has either a reasonable likelihood or purpose of producing” the effects specified in paragraph (a)(3)(ii) of the rule. We note that notwithstanding that the Ebrahimis determined to effect a going private transaction as early as March 14, 2018 (which disclosure appears to suggest will be at a price per Unit of $2.41):

●	the Ebrahimis purchased 1,694 Units in the open market on March 27, 2018 for $2.28 per Unit; and

●	the Ebrahimis purchased 13,500 Units in the open market on March 28, 2018 for $2.26 per Unit

Please note that Rule 13e-3 applies to a transaction that independently may not constitute a Rule 13e-3 transaction, but is effected “as a part, or in furtherance, of” a series of transactions that, taken together, have a reasonable likelihood or purpose of producing the requisite effects. See Question & Answer No. 4 of Exchange Act Release No. 34-17719 and In re William A. Wilkerson and The Phoenix Group of Florida, Inc., Exchange Act Release No. 34-48703. Furthermore, in the absence of an intent of producing or facilitating the production of any of the effects specified in Rule 13e-3(a)(3)(ii), we believe that the determination of whether the transaction is reasonably likely to produce any of the requisite effects must be based in part upon consideration of “past, current and planned” transactions. Please provide us with an analysis as to why these acquisitions were not first steps in a going-private transaction under Exchange Act Rule 13e-3 that required the filing of a Schedule 13E-3 at the time set forth in General Instruction D.4. In responding to this comment, please address the fact that the Ebrahimis, having control of both the Managing Partner and the Partnership, approved amendments to the Partnership Agreement to effect the reverse split. See Q&A 4 of SEC Release No. 34-17719 (April 13, 1981).

Perry J. Hindin

U.S. Securities and Exchange Commission

April 12, 2018

The Partnership believes that it, and not the Ebrahimi Holders, is effecting the going private transaction. While the Ebrahimi Holders approved an amendment to the Partnership Agreement permitting the Managing Partner to effect a reverse split, as discussed above, the decision to conduct the Reverse Split was made by the Board of Directors of the Managing Partner of the Partnership. The purchases by the Ebrahimi Holders of 1,694 Units in the open market on March 27, 2018, and 13,500 Units in the open market on March 28, 2018, will have no impact on the going private transaction. The purchases by the Ebrahimi Holders on March 27 and March 28, 2018, totaled 15,194 Units and increased the Ebrahimi Holders’ beneficial ownership by only .07%, from 77.28% to 77.35% of the outstanding Units. The purchases will have no material impact on the number of record holders or beneficial holders, on the Reverse Split or on the cash consideration required by the Partnership to purchase fractional shares following the Reverse Split. Purchases made in March by the Ebrahimis were not purchases made for the purpose of acquiring control of the Partnership and taking the Partnership private. The transactions pursuant to which the Ebrahimis acquired a controlling interest of the Units and ownership of the Managing Partner were all disclosed in amendments to their Schedule 13D filed during the past eight years. The Ebrahimis are not involved in the Reverse Split nor is it their intent to take the Partnership private by purchasing unaffiliated Units. The Units held by the Ebrahimi Holders will be treated just like the Units of every other limited partner if the Reverse Split is effected, i.e., the Units held by each of the Ebrahimi Holders will be subject to the Reverse Split and any fractional shares held by the Ebrahimi Holders following the Reverse Split will receive the same cash consideration of $2.41 per pre-split Unit.

Exhibit (a)(1) - Definitive Information Statement

4.

Please revise the disclosure to clearly indicate both in the Notice of Limited Partner Action by Written Consent and on the first page of the Information Statement the specific consideration to be paid to holders of Units that will be cashed out as a result of the reverse split.

The disclosure has been revised to clearly indicate both in the Notice of Limited Partner Action by Written Consent and on the first page of the Revised Information Statement the specific consideration to be paid to holders of Units that will be cashed out as a result of the Reverse Split.

5.

In addition, current disclosure appearing on pages 4 and 15 of the Information Statement indicates that “upon consummation of the Reverse Split, the cash consideration to be paid to any limited partner who owns a fractional Unit consisting of less than one whole Unit after the Reverse Split will be $2.41.” Such disclosure does not appear to specify whether the $2.41 will be per pre-split Unit or instead for all of the pre-split Units held by such holder that results in a post-split fractional Unit. Please revise accordingly.

Perry J. Hindin

U.S. Securities and Exchange Commission

April 12, 2018

The disclosure has been revised to clarify that the cash consideration to be paid to any limited partner who owns a fractional Unit after the Reverse Split will be $2.41 for each such Unit owned before the Reverse Split. Please see pages 4 and 15 of the Revised Information Statement.

Effective Date of Reverse Split; Reservation of Rights, page 7

6.

We note the disclosure that “the Board has reserved the right to withdraw or modify the Reverse Split.” Please disclose how the Board will make such determination, including the factors upon which the decision would be based and how will it provide notice to security holders of same.

Under the section General Information About the Amendments and Reverse Split – Reservation of Rights in the Revised Information Statement, the Partnership disclosed the factors upon which the decision to withdraw or modify the Reverse Split will be based. Please see page 26 of the Revised Information Statement. The disclosure also provides that the Partnership will notify its limited partners in accordance with applicable rules and regulations. The Partnership plans to issue a press release and file a Current Report on Form 8-K to notify its limited partners if the Partnership withdraws or modifies the Reverse Split. In the Summary section of the Original Information Statement on page 7, which you reference, a cross reference to this disclosure was provided. However, the Partnership has revised the Summary section to discuss the factors upon which the decision to withdraw or modify the Reverse Split will be based, to note that the Partnership will provide notice of such decision to its limited partners and to continue to cross reference the additional disclosure in the Revised Information Statement under General Information About the Amendments and Reverse Split – Reservation of Rights. Please see page 7 of the Revised Information Statement.

Fairness of the Reverse Split, page 16

7.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note that the factors considered by the Board do not appear to include the factor described in clauses (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant. Please revise the disclosure to discuss this unaddressed factor in reasonable detail or explain why the factor was not deemed material or relevant.

As noted above in response to Comment Nos. 1 and 2, after careful consideration, the Partnership continues to believe that only the Partnership is engaging in the going private transaction and, therefore, only the Partnership is required to be a filing person. The Partnership did not purchase any Units during the two years prior to the filing of the Schedule 13E-3; therefore, there were no previous purchases of Units by the Partnership for the Board of the Managing Partner to consider pursuant to Instruction 2 to Item 1014.

Perry J. Hindin

U.S. Securities and Exchange Commission

April 12, 2018

The purchase prices previously paid by the Ebrahimi Holders and the Blank Holders were not considered by the Board as factors important in determining the fairness of the purchase price to be paid for fractional shares following the Reverse Split. All such purchases were made in open market transactions or in the Partnership’s rights offerings. These opportunities were available to all Unit holders. The trading prices on the OTCQX were considered by the Board as described on page 9 of the Revised Information Statement.

As noted previously, the Ebrahimi Holders and the Blank Holders will be treated like all other unaffiliated limited partners in the Reverse Split. Their Units will be subject to the Reverse Split, and they will receive the same cash consideration of $2.41 per pre-split Unit for any fractional shares held by them following the Reverse Split.

Financial Information, page 29

8.	Please revise to provide the information described in Item 1010(a)(3) and (4) of Regulation M-A. Refer to Item 13 of Schedule 13E-3.

The Partnership respectfully directs the Staff’s attention to the disclosure under Special Factors - Fairness of the Reverse Split - In General (please see page 17 of the Original Information Statement) and Special Factors – Factors Considered in Determining Fairness – Supportive Factors – Net Book Value (please see page 20 of the Original Information Statement), which provided that the net book value per Unit at December 31, 2017, was approximately $2.59. Nonetheless, disclosure has been added under Information About the Partnership – Financial Information to include the disclosure of the net book value per Unit. In that same section of the Revised Information Statement, the Partnership has also added the ratio of earnings to fixed charges for the years ended December 31, 2017 and 2016, of 2.37 to 1 and negative .58 to 1, respectively. Please see page 30 of the Revised Information Statement.

Forward-Looking Statements, page 31

9.

The safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a going private transaction. Refer to Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E), and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please remove this reference. Securities Act Section 27A(b)(1)(E), Exchange Act Section 21E(b)(1)(E)

Perry J. Hindin

U.S. Securities and Exchange Commission

April 12, 2018

The reference to the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, have been removed. The Partnership has retained the disclosure that highlights the forward-looking statements and identifies the risks that may materially impact these statements in order to obtain the protection of the bespeaks caution doctrine.

10.

We note the statement in the penultimate sentence of the last paragraph in this section that the Partnership does not undertake any obligation to make revisions to the forward-looking statements in the proxy-statement. Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going private transaction to reflect any material changes to the information previously reported. Please revise the disclaimer to more clearly state when the Partnership intends to update or amend the filing to reflect changes to forward-looking information the Partnership has disclosed.

The Partnership acknowledges its obligation under Rule 13e-3(d)(2). The disclaimer with respect to forward-looking statements has been revised to state that the Partnership will amend its Schedule 13E-3 and any information included in the Revised Information Statement that is incorporated by reference into its Schedule 13E-3 in the event of any material change in the information set forth in or incorporated by reference into the Schedule 13E-3 to comply with Rule 13e-3(d)(2).

The Partnership acknowledges that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We respectfully request that the Staff indicate as soon as possible whether there will be any further comments. Please direct any questions that you may have with respect to the foregoing to the undersigned at 303-892-7314 or wanda.abel@dgslaw.com.

Sincerely,

/s/Wanda J. Abel

Wanda J. Abel

Partner

Davis Graham & Stubbs LLP

cc: Bradford Nelson, President, Royal Hawaiian Resources, Inc